UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS FIRST QUARTER OF 2012 RESULTS

Seoul, South Korea – May 16, 2012 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2012, prepared in accordance with generally accepted accounting principles in the United States.

Revenues for the first quarter ended March 31, 2012 were KRW 16,357 million (US$ 14,421 thousand), representing a 14.4% increase from KRW 14,298 million for the fourth quarter ended December 31, 2011 (“QoQ”) and a 18.4% increase from KRW 13,810 million for the first quarter ended March 31, 2011 (“YoY”).

Review of financial results

Revenues

Royalty and licensing fee revenue for the first quarter ended March 31, 2012 was KRW 8,710 million (US$ 7,679 thousand), representing a 5.4% increase QoQ from KRW 8,265 million and a 0.1% decrease YoY from KRW 8,719 million. The increase in royalty and licensing fee revenues QoQ was primarily due to increased revenues in the Japanese market from Ragnarok Online and revenues from Ragnarok Online Guild Masters, a Web browser-based tactical role playing game based on Ragnarok Online, which was commercially launched in October 2011. The decrease in royalty and licensing fee revenues YoY was mainly attributable to decrease in the revenues from Ragnarok Online in Taiwan, Hong Kong and Macau and decreased revenues from Dragonica.

Subscription revenue for the first quarter 2012 was KRW 4,241 million (US$ 3,739 thousand), representing a 65.0% increase QoQ and a 28.1% increase YoY compared to KRW 2,571 million and KRW 3,310 million, respectively. The increase QoQ and YoY mainly resulted from revenues from Finding Neverland Online, which was commercially launched in Korea in January 2012.

Mobile game revenue was KRW 2,037 million (US$ 1,796 thousand) for the first quarter 2012, representing a 26.4% decrease QoQ from KRW 2,767 million and a 19.8% increase YoY from KRW 1,700 million.

Character merchandising and other revenue was KRW 1,369 million (US$ 1,207 thousand) for the first quarter 2012, representing a 97.0% increase QoQ from KRW 695 million and a 1,590.1% increase YoY from KRW 81 million. The increase QoQ and YoY is mostly driven by revenues from Ragnarok Odyssey, an action game on PS Vita platform, based on Ragnarok Online, which was commercially released in Japan in February 2012.

Cost of Revenues and Operating Expenses

Cost of revenues was KRW 6,827 million (US$ 6,019 thousand) for the first quarter 2012, representing a 10.2% increase QoQ from KRW 6,196 million and a 26.8% increase YoY from KRW 5,383 million. The Company’s increased cost of revenues QoQ and YoY was primarily attributable to increase in commission paid mainly due to royalty payment for Finding Neverland Online as a result of its commercial launch in January 2012 and increase in amortization on intangible assets primarily for Ragnarok Online II resulting from its commercial launch in March 2012.

Operating expenses were KRW 8,179 million (US$ 7,211 thousand) for the first quarter 2012, representing a 34.7% decrease QoQ from KRW 12,521 million and a 41.5% increase YoY from KRW 5,779 million. The decrease in operating expenses QoQ was primarily due to impairment loss on intangible assets from Dragonica and goodwill of Gravity Games Corporation and bad debt expenses related to loans to a Korean online game developer in the fourth of 2011, both of which did not occur in the first quarter of 2012. The increase in operating expenses YoY was mainly attributable to increase in advertising expenses, mainly due to marketing expenses for open beta testing of Finding Neverland Online and Ragnarok Online II.

Income before income tax expenses and others was KRW 1,656 million (US$ 1,460 thousand) for the first quarter of 2012, which represents a 44.8% decrease YoY from KRW 3,002 million.

As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 1,128 million (US$ 995 thousand) for the first quarter of 2012 compared to a net income attributable to parent company of KRW 7,382 million for the fourth quarter of 2011 and KRW 2,408 million for the first quarter of 2011.

The balance of cash and cash equivalents and short-term financial instruments was KRW 54,877 million (US$ 48,382 thousand) as of March 31, 2012.

Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,134.25 to US$ 1.00, the noon buying rate in effect on May 4, 2012, as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 79 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheets

	As of
	31-Dec-11		31-Mar-12
	KRW	US$	KRW	US$
(In millions of KRW and thousands of US$)	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	42,430	37,408	38,877	34,276
Short-term financial instruments	15,000	13,225	16,000	14,106
Accounts receivable, net	6,436	5,674	7,850	6,921
Other current assets	7,967	7,024	7,714	6,801

Total current assets	71,833	63,331	70,441	62,104

Property and equipment, net	2,731	2,408	4,145	3,654
Leasehold and other deposits	5,924	5,223	5,922	5,221
Intangible assets	42,163	37,173	43,602	38,441
Equity method investments	1,444	1,273	1,330	1,173
Other non-current assets	8,783	7,743	8,770	7,732

Total assets	132,878	117,151	134,210	118,325

Liabilities and Equity
Current liabilities:
Accounts payable	5,552	4,895	7,593	6,694
Deferred revenue	4,663	4,111	4,039	3,561
Other current liabilities	1,847	1,628	1,101	971

Total current liabilities	12,062	10,634	12,733	11,226

Long-term deferred revenue	7,457	6,574	7,726	6,812
Accrued severance benefits	916	808	919	810
Other non-current liabilities	1,784	1,573	1,530	1,349

Total liabilities	22,219	19,589	22,908	20,197

Common shares	3,474	3,063	3,474	3,063
Additional paid-in capital	75,395	66,471	75,395	66,471
Retained earnings	19,923	17,565	21,051	18,559
Accumulated other comprehensive income	3,042	2,683	2,930	2,583

Total parent company shareholders’ equity	101,834	89,782	102,850	90,676

Non-controlling interest	8,825	7,780	8,452	7,452

Total equity	110,659	97,562	111,302	98,128

Total liabilities and equity	132,878	117,151	134,210	118,325

*	For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,134.25 to US$1.00, the noon buying rate in effect on May 4, 2012 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

	Three months ended
	31-Dec-11		31-Mar-11		31-Mar-12
(In millions of KRW and thousands of US$ except for share and ADS data)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)
Revenues:
Online games-subscription revenue	2,571	2,267	3,310	2,918	4,241	3,739
Online games-royalties and license fees	8,265	7,287	8,719	7,687	8,710	7,679
Mobile games	2,767	2,439	1,700	1,499	2,037	1,796
Character merchandising and other revenue	695	613	81	71	1,369	1,207

Total net revenue	14,298	12,606	13,810	12,175	16,357	14,421
Cost of revenue	6,196	5,463	5,383	4,746	6,827	6,019

Gross profit	8,102	7,143	8,427	7,429	9,530	8,402
Operating expenses:
Selling, general and administrative	7,770	6,850	4,749	4,187	6,792	5,988
Research and development	1,824	1,608	1,030	908	1,387	1,223
Impairment losses on intangible assets	2,898	2,555	—	—	—	—
Settlement cost of litigation	29	26	—	—	—	—

Operating income	(4,419)	(3,896)	2,648	2,334	1,351	1,191
Other income (expenses):
Interest income	479	422	416	367	476	420
Interest expense	(13)	(11)	(17)	(15)	(11)	(10)
Foreign currency loss, net	(303)	(267)	(58)	(51)	(160)	(141)
Others, net	3	3	13	12	—	—

Income (loss) before income tax expenses (benefit) and equity loss on investments	(4,253)	(3,749)	3,002	2,647	1,656	1,460
Income tax expenses (benefit)	(10,108)	(8,912)	802	707	818	721

Income before equity loss on investments	5,855	5,163	2,200	1,940	838	739
Equity loss on investments	(112)	(99)	(12)	(11)	(82)	(72)

Net income	5,743	5,064	2,188	1,929	756	667
LESS: Net loss attributable to the non-controlling interest	(1,639)	(1,445)	(220)	(194)	(372)	(328)

Net Income attributable to parent company	7,382	6,509	2,408	2,123	1,128	995

Earnings per share - Basic and diluted	1,062	0.94	347	0.31	162	0.14

Weighted average number of shares outstanding - Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings per ADS - Basic and diluted	265	0.23	87	0.08	41	0.04
Weighted average number of ADSs outstanding - Basic and diluted	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,134.25 to US$1.00, the noon buying rate in effect on May 4, 2012 as quoted by the Federal Reserve Bank of New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: May 16, 2012

By:	/s/ Heung Gon Kim
Name: Heung Gon Kim
Title: Chief Financial Officer